SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Amendment #5

Under the Securities and Exchange Act of 1934

Eiger BioPharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

28249U105

(CUSIP Number)

February 28, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

This Schedule is filed pursuant to Rule 13d-1(b)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 28249U105

1)	Name of Reporting Person Ameriprise Financial, Inc. S.S. or I.R.S. Identification IRS No. 13-3180631 No. of Above Person
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒*
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 7,283,215
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 8,028,922

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,028,922
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 18.22%
12)	Type of Reporting Person HC

*	This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

CUSIP NO. 28249U105

1)	Name of Reporting Person Columbia Management Investment Advisers, LLC S.S. or I.R.S. Identification IRS No. 41-1533211 No. of Above Person
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒*
3)	SEC Use Only
4)	Citizenship or Place of Organization Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 7,283,215
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 7,647,059

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,647,059
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 17.35%
12)	Type of Reporting Person IA

*	This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

CUSIP NO. 28249U105

1)	Name of Reporting Person Columbia Seligman Technology and Information Fund S.S. or I.R.S. Identification IRS No. 13-3154449 No. of Above Person
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒*
3)	SEC Use Only
4)	Citizenship or Place of Organization Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 2,319,150
	6)	Shared Voting Power 0
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 2,319,150
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,319,150
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 5.26%
12)	Type of Reporting Person IV

*	This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

CUSIP NO. 28249U105

1)	Name of Reporting Person Seligman Tech Spectrum (Master) Fund S.S. or I.R.S. Identification IRS No. 98-0361992 No. of Above Person
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒*
3)	SEC Use Only
4)	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 2,453,966
	6)	Shared Voting Power 0
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 2,453,966

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,453,966
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 5.57%
12)	Type of Reporting Person OO

*	This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

1(a)	Name of Issuer:	Eiger BioPharmaceuticals, Inc.

1(b)	Address of Issuer’s Principal	2155 Park Boulevard
	Executive Offices:	Palo Alto, CA 94306

2(a)	Name of Person Filing:	(a) Ameriprise Financial, Inc. (“AFI”)
(b) Columbia Management Investment
Advisers, LLC (“CMIA”)
(c) Columbia Seligman Technology and
Information Fund
(d) Seligman Tech Spectrum
(Master) Fund
Persons (c) and (d) are sometimes
referred to herein as the “Funds”.

2(b)	Address of Principal Business Office:	(a) Ameriprise Financial, Inc.
145 Ameriprise Financial Center
Minneapolis, MN 55474
(b) 290 Congress St.
Boston, MA 02210
(c) 290 Congress Street
Boston, MA 02211
(d) P.O. Box 309,
Ugland House, Grand Cayman KY1-1104,
Cayman islands

2(c)	Citizenship:	(a) Delaware
(b) Minnesota
(c) Massachusetts
(d) Cayman Islands

2(d)	Title of Class of Securities:	Common Stock

2(e)	Cusip Number:	28249U105

3	Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

(a) Ameriprise Financial, Inc.

A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)

(b) Columbia Management Investment Advisers, LLC

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(c) Columbia Seligman Technology and Information Fund

An investment company in accordance with Rule 13d-1(b)(1)(ii)(D).

(d) Seligman Tech Spectrum (Master) Fund

An investor in accordance with Rule 13d-1(c).

4	Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

CMIA and AFI do not directly own any shares of Common Stock of the issuer. As the investment adviser to the Funds and various other unregistered and registered investment companies and other managed accounts, CMIA may be deemed to beneficially own the shares reported herein by the Funds. Accordingly, the shares reported herein by CMIA include those shares separately reported herein by the Funds.

As the parent holding company of CMIA, AFI may be deemed to beneficially own the shares reported herein by CMIA. Accordingly, the shares reported herein by AFI include those shares separately reported herein by CMIA.

Each of AFI and CMIA, and the subsidiaries identified on the attached Exhibit I, disclaims beneficial ownership of any shares reported on this Schedule.

5	Ownership of 5% or Less of a Class: Not Applicable

6	Ownership of more than 5% on Behalf of Another Person:

To the knowledge of AFI, CMIA and the Funds, no other persons besides AFI, CMIA and the Funds and those persons for whose shares of common stock CMIA and AFI report beneficial ownership have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities of the issuer reported herein. As of February 28, 2023, only the Funds owned more than 5% of the class of securities reported herein.

Any remaining shares reported herein by CMIA are held by various other funds or accounts managed by CMIA which each have the right to receive any dividends paid by the issuer and could terminate their respective investment advisory relationship with CMIA and then subsequently direct the use of proceeds from the sale of the common stock owned by such fund or account. To CMIA’s knowledge, none of these other funds or accounts own more than 5% of the outstanding shares of the issuer as of February 28, 2023.

7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

AFI: See Exhibit I

8	Identification and Classification of Members of the Group:

Not Applicable

9	Notice of Dissolution of Group:

Not Applicable

10	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2023

Ameriprise Financial, Inc.

By:	/s/ Michael G. Clarke
Name: Michael G. Clarke
Title: Senior Vice President, Head of Global Operations

Columbia Management Investment
Advisers, LLC

By:	/s/ Michael G. Clarke
Name: Michael G. Clarke
Title: Senior Vice President, Head of Global Operations

Columbia Seligman Technology and Information Fund

By:	/s/ Michael G. Clarke
Name: Michael G. Clarke
Title: Senior Vice President & Chief Financial Officer

Seligman Tech Spectrum (Master) Fund

By:	/s/ John Banks
Name: John Banks
Title: Director

Contact Information
Mark D. Braley
Vice President
Head of Reporting and Data Management| Global Operations and Investor Services
Telephone: (617) 747-0663

Exhibit Index

Exhibit I	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II	Joint Filing Agreement